

September 26, 2011

Via Email
Andrew J. Schultheis
General Counsel
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

> **Re:** **Sterling Financial Corporation**
> **Post-Effective Amendment No. 4 to Registration Statement on Form S-1 on**
> **Form S-3**
> **Filed September 21, 2011**
> **File No. 333-169579**

Dear Mr. Schultheis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 to Form S-1 on Form S-3

General

1. We note that your ability to use operating loss carry-forwards and built-in losses to offset future taxable income may be limited if you experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. We also note the disclosure indicating that you are "close" to the ownership change threshold. Please revise to disclose whether you have experienced an ownership change as defined in Section 382 of the Internal Revenue Code. If you have not experienced an ownership change, please file as an exhibit to the post-effective amendment an opinion addressing this tax matter, or tell us why you believe an opinion is not required.

2. Please update your filing to disclose third-quarter financial results or confirm, if accurate, that there has not been a material adverse change in financial condition during the quarter.

Prospectus Cover Page

3. We note the disclosure in the third paragraph of the prospectus cover page. Please remove from that paragraph the reference to the Warrants since the Warrants can be sold only at prices within the specified price ranges.

4. It is our understanding based on prior conversations with your legal counsel that the Selling Shareholders may decide to sell the Warrants at prices outside the stated price ranges. Please confirm that the Selling Shareholders will not use the prospectus to sell the Warrants at prices outside the specified ranges. Alternatively, provide us with your analysis explaining why you believe the Selling Shareholders may use the prospectus to sell the Warrants at prices outside the specified ranges.

Exhibit Index

General

5. Please tell us why you have not included all exhibits required by Item 601 of Regulation S-K.

Exhibit 5.1

6. Please file an updated opinion of counsel. Please ensure that counsel opines that the Warrants are binding obligations under the laws governing the warrant agreements. In addition, please arrange for counsel to remove the assumption that a sufficient number of shares of common stock will be authorized and available for issuance. Also, ensure that the opinion speaks as of the effective date of the post-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: Sarah K. Solum, Esq.
        Nicholas M. Janof, Esq.
            Davis Polk & Wardwell LLP